Exhibit 12.1

MICHAEL FOODS, INC.

(A Wholly Owned Subsidiary of M-Foods Holdings, Inc.)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	COMPANY					PREDECESSOR
	Year Ended December 29, 2007	Year Ended December 30, 2006	Year Ended December 31, 2005	Year Ended January 1, 2005	One Month Ended January 3, 2004	Eleven Months Ended November 22, 2003
Earnings:
Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	$42,956	$38,162	$53,580	$54,955	$(7,365)	$(29,065)
Add:
Fixed charges	55,820	60,206	50,128	45,522	5,103	43,562
Amortization of capitalized interest	—	—	—	572	48	524
Subtract:
Interest capitalized	(93)	(803)	(461)	(168)	—	(32)

Adjusted Earnings (Loss)	$98,683	$97,565	$103,247	$100,881	$(2,214)	$14,989

Fixed Charges:
Interest expensed	$49,624	$54,036	$46,859	$42,143	$4,782	$38,089
Interest portion of rentals	1,761	1,427	1,276	1,333	151	1,657
Amortization of capitalized debt expense	4,435	4,743	1,993	2,046	170	3,816

	$55,820	$60,206	$50,128	$45,522	$5,103	$43,562

Ratio of earnings to fixed charges (1)	1.77	1.62	2.06	2.22	—	—

(1)	Due to the Company’s loss for the one month ended January 3, 2004, and the Predecessor’s loss for the eleven months ended November 22, 2003, the ratio coverage in the respective periods was less the 1:1. The Company and Predecessor needed to generate additional earnings of $7,317,000 and $28,573,000 for the one month ended January 3, 2004 and the eleven months ended November 22, 2003, respectively, to achieve a coverage ratio of 1:1.